Registration Statement No. 333-196387
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated June 27, 2016 to the Prospectus dated June 27, 2014, the Prospectus Supplement dated June 27, 2014, and the Product Supplement dated October 1, 2015

Senior Medium-Term Notes, Series C
Autocallable Cash-Settled Notes with Fixed Interest Payments due on June 30, 2017
Each Linked to a Single Exchange Traded Fund

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This pricing supplement relates to four separate note offerings. Each issue of the notes is linked to one, and only one, Reference Stock named below. We refer to the shares of the Reference Stock Issuer as the “Reference Stock.” You may participate in one or more of the offerings at your election. This pricing supplement does not, however, allow you to purchase a single note linked to a basket of the Reference Stocks described below.

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The notes are designed for investors who are seeking fixed periodic interest payments of the principal amount per month, as well as a return of principal if the closing price of the applicable Reference Stock on any monthly Call Date is greater than 110% of its Initial Stock Price (the “Call Level”).  Investors should be willing to have their notes automatically redeemed prior to maturity and be willing to lose some or all of their principal at maturity.

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The notes will bear interest at the applicable rate set forth below per month.  Interest will be payable on the final business day of each month, beginning on July 29, 2016, and until the maturity date, subject to the automatic redemption feature.

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If on any Call Date, the closing price of the applicable Reference Stock is greater than the Call Level, the notes will be automatically called. On the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the principal amount plus the applicable interest payment.

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The notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Stock Price of the applicable Reference Stock and whether the closing price of that Reference Stock has declined from the Initial Stock Price below the Trigger Price during the Monitoring Period (a "Trigger Event"), as described below.

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If the notes are not automatically redeemed, a Trigger Event has occurred, and the Final Stock Price is lower than the Initial Stock Price on the Valuation Date, investors will be subject to one-for-one loss of the principal amount of the notes for any percentage decrease from the Initial Stock Price to the Final Stock Price. In such a case, you will receive a cash amount at maturity that is less than the principal amount.

•	The notes will not be listed on any securities exchange.
•	All payments on the notes are subject to the credit risk of Bank of Montreal.
•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.
•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Common Terms for Each of the Notes:
Pricing Date:	June 27, 2016	Maturity Date:	June 30, 2017
Settlement Date:	June 30, 2016	Call Level:	110% of the applicable Initial Stock Price
Valuation Date:	June 27, 2017

Specific Terms for Each of the Notes:
Autocallable RevEx Number	Reference Stock Issuer	Ticker Symbol	Principal Amount	Initial Stock Price	Trigger Price	Interest Rate (per month)	CUSIP	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal
0166	SPDR® S&P® Oil & Gas Exploration & Production ETF	XOP	$829,000	$32.81	$22.97, 70% of the Initial Price (rounded to two decimal places)	0.95%	06367TFL9	100%	0.60% US$4,974	99.40% US$824,026
0167	VanEck VectorsTM Gold Miners ETF	GDX	$2,123,000	$27.07	$17.60, 65% of the Initial Price (rounded to two decimal places)	1.05%	06367TFM7	100%	0.60% US$12,738	99.40% US$2,110,262
0168	iShares® Nasdaq Biotechnology ETF	IBB	$58,000	$241.49	$181.12, 75% of the Initial Price (rounded to two decimal places)	0.675%	06367TFN5	100%	0.60% US$348	99.40% US$57,652
0170	iShares® Silver Trust	SLV	$4,000	$16.87	$13.07, 77.5% of the Initial Price (rounded to two decimal places)	0.55%	06367TFQ8	100%	0.60% US$24	99.40% US$3,976

(1) Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be between $994 and $1,000 per $1,000 in principal amount.
Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-1 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this pricing supplement, based on the terms set forth above, the estimated initial value of the notes is $950.40 per $1,000 in principal amount as to the notes linked to the XOP, $954.90 per $1,000 in principal amount as to the notes linked to the GDX, $959.30 per $1,000 in principal amount as to the notes linked to the IBB, and $959.20 per $1,000 in principal amount as to the notes linked to the SLV. As discussed in more detail in this pricing supplement, the actual value of each of the notes at any time will reflect many factors and cannot be predicted with accuracy.

BMO CAPITAL MARKETS

Key Terms of Each of the Notes:

General:
This pricing supplement relates to four separate offerings of notes.  Each offering is a separate offering of notes linked to one, and only one, Reference Stock.  If you wish to participate in more than one of the offerings, you must purchase each of the notes separately.  The notes offered by this pricing supplement do not represent notes linked to a basket of the Reference Stocks.

Interest Payment Dates:	Interest will be payable on the final business day of each month, beginning on July 29, 2016, and until the maturity date, subject to the automatic redemption feature.

Automatic Redemption:	If, on any Call Date, the closing price of the applicable Reference Stock is greater than the Call Level, the notes will be automatically redeemed.

Payment upon Automatic Redemption:
If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the principal amount plus the applicable interest payment.

Call Dates:	January 26, 2017, February 23, 2017, March 28, 2017, April 25, 2017, May 25, 2017, and June 27, 2017.

Call Settlement Dates:	The third business day following the applicable Call Date.

Payment at Maturity:
If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the applicable Reference Stock. You will receive $1,000 for each $1,000 in principal amount of the note, unless (a) a Trigger Event has occurred and (b) the Final Stock Price is less than the Initial Stock Price.

If a Trigger Event has occurred, and if the Final Stock Price is less than the Initial Stock Price, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to:

$1,000 + [$1,000 x (Percentage Change)]

This amount will be less than the principal amount of your notes, and may be zero.

You will receive the applicable interest payment at maturity, whether or not a Trigger Event has occurred.

Trigger Event:	A Trigger Event will be deemed to occur if the closing price of the applicable Reference Stock is less than the Trigger Price on any trading day during the Monitoring Period.

Monitoring Period:	The period from the Pricing Date to and including the Valuation Date.

Percentage Change:	Final Stock Price - Initial Stock Price	, expressed as a percentage
Initial Stock Price

Initial Stock Price:
The closing price of the applicable Reference Stock on the Pricing Date.  The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments. The Initial Stock Price for each of the notes is set forth on the cover page of this pricing supplement.

Call Level:	110% of the applicable Initial Stock Price.

Final Stock Price:	The closing price of the applicable Reference Stock on the Valuation Date.

Pricing Date:	June 27, 2016

Settlement Date:	June 30, 2016

Valuation Date:	June 27, 2017

Maturity Date:	June 30, 2017

Physical Delivery Amount:	We will only pay cash on the maturity date, and you will have no right to receive any shares of the applicable Reference Stock.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

Key Terms of the Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF:

Reference Stock:
SPDR® S&P® Oil & Gas Exploration & Production ETF (NYSE Arca symbol: XOP).  See the section below entitled “The Reference Stocks— SPDR® S&P® Oil & Gas Exploration & Production ETF” for additional information about this Reference Stock.

Interest Rate:	0.95% of the principal amount per month unless earlier redeemed. Accordingly, each interest payment will equal $9.50 for each $1,000 in principal amount per month.

Trigger Price:	$22.97, which is 70% of the Initial Level (rounded to two decimal places)

CUSIP:	06367TFL9

Key Terms of the Notes Linked to the VanEck VectorsTM Gold Miners ETF:

Reference Stock:	VanEck VectorsTM Gold Miners ETF (NYSE Arca symbol: GDX). See the section below entitled “The Reference Stocks— VanEck VectorsTM Gold Miners ETF” for additional information about this Reference Stock.

Interest Rate:	1.05% of the principal amount per month unless earlier redeemed. Accordingly, each interest payment will equal $10.50 for each $1,000 in principal amount per month.

Trigger Price:	$17.60, which is 65% of the Initial Level (rounded to two decimal places)

CUSIP:	06367TFM7

Key Terms of the Notes Linked to the iShares® Nasdaq Biotechnology ETF:

Reference Stock:
iShares® Nasdaq Biotechnology ETF (NYSE Arca symbol: IBB).  See the section below entitled “The Reference Stocks— iShares® Nasdaq Biotechnology ETF” for additional information about this Reference Stock.

Interest Rate:	0.675% of the principal amount per month unless earlier redeemed. Accordingly, each interest payment will equal $6.75 for each $1,000 in principal amount per month.

Trigger Price:	$181.12, which is 75% of the Initial Level (rounded to two decimal places)

CUSIP:	06367TFN5

Key Terms of the Notes Linked to the iShares® Silver Trust ETF:

Reference Stock:	iShares® Silver Trust ETF (NYSE Arca symbol: SLV). See the section below entitled “The Reference Stocks— iShares® Silver Trust ETF” for additional information about this Reference Stock.

Interest Rate:	0.55% of the principal amount per month unless earlier redeemed. Accordingly, each interest payment will equal $5.50 for each $1,000 in principal amount per month.

Trigger Price:	$13.07, which is 77.50% of the Initial Level (rounded to two decimal places)

CUSIP:	06367TFQ8

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated October 1, 2015, the prospectus supplement dated June 27, 2014 and the prospectus dated June 27, 2014. This pricing supplement, together with the documents listed below, contains the terms of each of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated October 1, 2015:
http://www.sec.gov/Archives/edgar/data/927971/000121465915006904/j101150424b5.htm

•	Prospectus supplement dated June 27, 2014:
http://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm

•	Prospectus dated June 27, 2014:
http://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the applicable Reference Stock.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. If the notes are not automatically redeemed, the payment at maturity will be based on the Final Stock Price and whether a Trigger Event has occurred.   If a Trigger Event has occurred, and if the Final Stock Price is less than the Initial Stock Price, you will be subject to a one-for-one loss of the principal amount of the notes for any Percentage Change from the Initial Stock Price. In such a case, you will receive at maturity a cash payment that is less than the principal amount of the notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes, and your payments on the notes could be limited to the monthly interest payments.

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The protection provided by the Trigger Price may terminate on any day during the Monitoring Period. — If the closing price of the applicable Reference Stock on any trading day during the Monitoring Period is less than the Trigger Price, you will be fully exposed at maturity to any decrease in the price of the applicable Reference Stock.  Under these circumstances, if the Percentage Change on the Valuation Date is less than zero, you will lose 1% (or a fraction thereof) of the principal amount of your investment for every 1% (or a fraction thereof) that the Final Stock Price is less than the Initial Stock Price.  You will be subject to this potential loss of principal even if, after the Trigger Event, the price of the applicable Reference Stock increases above the Trigger Price.

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Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of the applicable Reference Stock on any Call Date is greater than the Call Level. Following an automatic redemption, you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

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Your return on the notes is limited to the applicable interest payments, regardless of any appreciation in the value of the applicable Reference Stock. — You will not receive a payment at maturity with a value greater than your principal amount plus the final interest payment.  In addition, if the notes are automatically called, you will not receive a payment greater than the principal amount plus the applicable interest payment, even if the Final Stock Price exceeds the Call Level by a substantial amount.  Accordingly, your maximum return for each $1,000 in principal amount of the notes is equal to the 12 monthly payments of $9.50, or $114.00, a 11.40% return for notes linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF, $10.50, or $126.00, a 12.60% return for notes linked to VanEck VectorsTM Gold Miners ETF, $6.75, or $81.00, a 8.10% return for notes linked to the iShares® Nasdaq Biotechnology ETF, and $5.50, or $66.00, a 6.60% return for notes linked to the iShares® Silver Trust ETF.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Reference Stocks or the securities or other assets held by the Reference Stocks on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Reference Stocks and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Stocks. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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Our initial estimated value of the notes is lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes exceeds our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.

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Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of each of the notes as of the date of this pricing supplement is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the applicable Reference Stock, dividend rates and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the Pricing Date, the value of each of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement. The value of each of the notes after the Pricing Date is not expected to correlate with one another. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated values do not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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The terms of the notes were not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we used an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the underwriting discount and selling concessions, and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public.  Any sale that you make prior to the maturity date could result in a substantial loss to you.

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Owning the notes is not the same as owning shares of the applicable Reference Stock or a security directly linked to the applicable Reference Stock. — The return on your notes will not reflect the return you would realize if you actually owned shares of the applicable Reference Stock or a security directly linked to the performance of the applicable Reference Stock and held that investment for a similar period.  Your notes may trade quite differently from the applicable Reference Stock.  Changes in the price of the applicable Reference Stock may not result in comparable changes in the market value of your notes.  Even if the price of the applicable Reference Stock increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the applicable Reference Stock increases. In addition, any dividends or other distributions paid on the applicable Reference Stock will not be reflected in the amount payable on the notes.

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You will not have any shareholder rights and will have no right to receive any shares of the applicable Reference Stock at maturity. — Investing in your notes will not make you a holder of any shares of the applicable Reference Stock, or any securities or other assets held by the applicable Reference Stock. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to those securities or assets.

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No Delivery of Shares of the applicable Reference Stock. — The notes will be payable only in cash. You should not invest in the notes if you seek to have the shares of the applicable Reference Stock delivered to you at maturity.

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Changes that affect the applicable Underlying Index will affect the market value of the notes, whether the notes will be automatically called, and the amount you will receive at maturity. — The policies of applicable index sponsor, S&P Dow Jones Indices LLC (“S&P”) for the Underlying Index of the SPDR® S&P® Oil & Gas Exploration & Production ETF, NYSE Arca for the Underlying Index of the VanEck VectorsTM Gold Miners ETF, and NASDAQ (“NASDAQ”) for the Underlying Index of the iShares® Nasdaq Biotechnology ETF concerning the calculation of the applicable Underlying Index, additions, deletions or substitutions of the components of the applicable Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the applicable Underlying Index and, therefore, could affect the share price of the applicable Reference Stock, the amount payable on the notes at maturity, whether the notes are automatically called, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the applicable index sponsor changes these policies, for example, by changing the manner in which it calculates the applicable Underlying Index, or if the applicable index sponsor discontinues or suspends the calculation or publication of the applicable Underlying Index.

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Adjustments to the applicable Reference Stock could adversely affect the notes. — The sponsor and advisor of the applicable Reference Stock (which is (a) SSgA Funds Management, Inc. (“SSFM”) for the SPDR® S&P® Oil & Gas Exploration & Production ETF, (b) Van Eck Associates Corporation (“Van Eck”) for the VanEck VectorsTM Gold Miners ETF, (c) BlackRock, Inc. (collectively with its affiliates, “BlackRock”) for the iShares® Nasdaq Biotechnology ETF, and (d) iShares® Delaware Trust Sponsor LLC for the iShares® Silver Trust ETF) is responsible for calculating and maintaining the applicable Reference Stock. The sponsor and advisor of the applicable Reference Stock can add, delete or substitute the stocks or other assets comprising the applicable Reference Stock or make other methodological changes that could change the share price of the applicable Reference Stock at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

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We have no affiliation with the index sponsor of the applicable Underlying Index and will not be responsible for its actions. — The sponsor of the applicable Underlying Index is not our affiliate, and will not be involved in the offerings of the notes in any way.  Consequently, we have no control over the actions of the index sponsor of the applicable Underlying Index, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity.  The index sponsor of the applicable Underlying Index has no obligation of any sort with respect to the notes.  Thus, the index sponsor of the applicable Underlying Index has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from the issuance of the notes will be delivered to the index sponsor of the applicable Underlying Index.

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We and our affiliates do not have any affiliation with the applicable investment advisor or the applicable Reference Stock Issuer and are not responsible for their public disclosure of information. — The investment advisor of the applicable Reference Stock Issuer advises the applicable Reference Stock Issuer on various matters, including matters relating to the policies, maintenance and calculation of the applicable Reference Stock. We and our affiliates are not affiliated with the applicable investment advisor or the applicable Reference Stock Issuer in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding the methods or policies relating to the applicable Reference Stock. Neither the applicable investment advisor nor the applicable Reference Stock Issuer is involved in the offerings of the notes in any way or has any obligation to consider your interests as an owner of the notes in taking any actions relating to the applicable Reference Stock Issuer that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the applicable investment advisor, the applicable Reference Stock Issuer or the applicable Reference Stock contained in any pulic disclosure of information.  You, as an investor in the notes, should make your own investigation into the applicable Reference Stock Issuer.

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The correlation between the performance of the applicable Reference Stock and the performance of the applicable Underlying Index may be imperfect. — The performance of the applicable Reference Stock is linked principally to the performance of the applicable Underlying Index, or, in the case of SLV, the price of silver. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the applicable Reference Stock may correlate imperfectly with the return on the applicable Underlying Index or the price of silver, as applicable.

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The applicable Reference Stock is subject to management risks. — The applicable Reference Stock is subject to management risk, which is the risk that the applicable investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the applicable investment advisor for XOP, GDX or IBB may invest a portion of the applicable Reference Stock Issuer’s assets in securities not included in the relevant industry or sector but which the applicable investment advisor believes will help the applicable Reference Stock track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities. — We or any of our affiliates may have carried out or may carry out hedging activities related to the notes, including in the applicable Reference Stock, the securities or other assets that it holds, or instruments related to the applicable Reference Stock. We or our affiliates may also trade in the applicable Reference Stock, such securities or assets, or instruments related to the applicable Reference Stock from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect the payments on the notes.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the applicable Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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You must rely on your own evaluation of the merits of an investment linked to the applicable Reference Stock. —   In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the applicable Reference Stock or the securities or other assets held by the applicable Reference Stock.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the applicable Reference Stock or these securities or assets.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to applicable Reference Stock at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the applicable Reference Stock from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of each of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of each of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments.  According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis.  While it is not clear whether the notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

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The stocks included in the Underlying Index of SPDR® S&P® Oil & Gas Exploration & Production ETF are concentrated in one sector. — All of the stocks included in the applicable Underlying Index are issued by companies in the oil and gas exploration and production sector. As a result, the stocks that will determine the performance of the applicable Underlying Index, which the applicable Reference Stock seeks to replicate, are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks comprising the applicable Underlying Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

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The issuers of the stocks held by the applicable Reference Stock and included in the applicable Underlying Index develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the value of the stocks held by the applicable Reference Stock and included in the applicable Underlying Index, the market price of the applicable Reference Stock, and the value of the notes.

Additional Risks Relating to the Notes Linked to the VanEck VectorsTM Gold Miners ETF

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The holdings of the VanEck VectorsTM Gold Miners ETF are concentrated in the gold and silver mining industries. — All or substantially all of the equity securities held by the applicable Reference Stock are issued by gold or silver mining companies. An investment in the notes linked to the applicable Reference Stock will be concentrated in the gold and silver mining industries.  As a result of being linked to a single industry or sector, the notes may have increased volatility as the share price of the applicable Reference Stock may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

•
Relationship to gold and silver bullion. — The applicable Reference Stock invests in shares of gold and silver mining companies, but not in gold bullion or silver bullion. The applicable Reference Stock may under- or over-perform gold bullion and/or silver bullion over the term of the notes.

Additional Risks Relating to the Notes Linked to the iShares® NASDAQ Biotechnology ETF

•
The stocks included in the Underlying Index are concentrated in one sector. — All of the stocks included in the applicable Underlying Index are issued by companies in the biotechnology sector. As a result, the stocks that will determine the performance of the applicable Underlying Index, which the applicable Reference Stock seeks to replicate, are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks comprising the applicable Underlying Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the biotechnology sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

•
Risks associated with the biotechnology and pharmaceutical industries. — The applicable Reference Stock invests in biotechnology and pharmaceutical companies. Market or economic factors impacting biotechnology and pharmaceutical companies and companies that rely heavily on the healthcare industry could have a major effect on the value of the applicable Reference Stock’s investments. The healthcare sector may be affected by government regulations and government healthcare programs, increases or decreases in the cost of medical products and services and product liability claims, among other factors. Many healthcare companies are heavily dependent on patent protection, and the expiration of a patent may adversely affect their profitability. Healthcare companies are subject to competitive forces that may result in price discounting, and may be thinly capitalized and susceptible to product obsolescence. Companies in the pharmaceuticals industry may be affected by industry competition, dependencies on a limited number of products, obsolescence of products, government approvals and regulations, loss or impairment of intellectual property rights and litigation regarding product liability. As a result, the applicable Reference Stock will be more volatile than an exchange-traded fund whose sector(s) is more diversified.

Additional Risks Relating to the Notes Linked to the iShares® Silver Trust ETF

•
The share price of the Reference Stock is linked closely to the price of silver, which may change unpredictably and affect the value of the notes in unforeseeable ways. — The Reference Stock attempts to mirror as closely as possible, before fees and expenses, the performance of the price of silver bullion.  As a result, the value of the shares of the Reference Stock relates directly to the value of the silver held by the Reference Stock.  The silver markets are generally subject to temporary distortions or other disruptions due to various factors, including a lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

The price of silver used to determine the value of the silver held by the Reference Stock is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits that would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of silver is generally quoted), interest rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Silver prices may also be affected by industry factors such as industrial and jewelry demand, sales and purchases of silver by the official sector, including central banks and other governmental agencies and multilateral institutions that hold silver, levels of silver production and production costs in countries where silver is mined, such as Mexico and Peru, and short-term changes in supply and demand because of trading activities in the silver market. It is not possible to predict the aggregate effect of all or any combination of these factors.

•
Investing in the Reference Stock is not the same as investing directly in silver. — The performance of the Reference Stock may not fully replicate the performance of the price of silver due to the fees and expenses charged by the sponsor of the Reference Stock, liabilities of the Reference Stock, restrictions on access to silver, or other circumstances.  The Reference Stock does not generate any income and as the Reference Stock regularly sells silver to pay for its ongoing expenses and liabilities, the amount of silver represented by each share of the Reference Stock has gradually declined over time. The Reference Stock sells silver to pay expenses and liabilities on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of silver.  The sale of the Reference Stock’s silver to pay expenses at a time of low silver prices could adversely affect the value of the Reference Stock.  Additionally, there is a risk that part or all of the Reference Stock’s silver could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or other events.

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Changes in the methodology used to calculate the silver spot price or changes in laws or regulations which affect the price of silver may affect the value of the notes.  — The objective of the SLV is to reflect the performance of the price of silver.  As a result, any disruptions affecting the processes how the market determines the price of silver will have an effect on the value of this Reference Stock. Until August 2014, the SLV used for the daily valuation of its silver and the computation of its net asset value the price of silver set by three market-making members of the London Bullion Market Association (the “LBMA”) at approximately 12:00 p.m. (London time) (the “London Fix”). In August 2014, the London Fix was discontinued, and the LBMA Silver Price (discussed below) became the new daily price of silver determined and disseminated under the auspices of the LBMA shortly after 12:00 p.m. (London time), on each relevant day

The LBMA Silver Price is determined through an electronic, auction-based mechanism administered by the CME Group and published by Thomson Reuters. Electronic markets may suffer trading disruptions.  In addition, electronic trading platforms may be subject to influence by high-frequency traders with results that are highly contested by the industry, regulators and market observers.

As with any innovation, it is possible that electronic failures or other unanticipated events may occur that could result in delays in the announcement of, or the inability of the system to produce, an LBMA Silver Price on any given date. Furthermore, if a perception were to develop that the LBMA Silver Price is vulnerable to manipulation attempts, or if the proceedings surrounding the determination and publication of the LBMA Silver Price were seen as unfair, biased or otherwise compromised by the markets, the behavior of investors and traders in silver may change, and those changes may have an effect on the price of silver (and, consequently, the value of this Reference Stock. In any of these circumstances, the intervention of extraneous events disruptive of the normal interaction of supply and demand of silver at any given time, may result in distorted prices and reductions in the price of this Reference Stock that, but for those  extraneous events, might not have occurred.

Other effects of disruptions in the determination of the LBMA Silver Price on the SLV include the potential for an incorrect valuation of the SLV’s silver, and the sales of silver to cover the SLVs expenses at prices that do not accurately reflect the fundamentals of the silver market. Each of these events could have an adverse effect on the value of this Reference Stock.

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not automatically called. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Stock Price of $100.00, a hypothetical Trigger Price of $70.00 (70% of the hypothetical Initial Stock Price), a hypothetical Call Level of $110.00 (110% of the hypothetical Initial Stock Price), a range of hypothetical Final Stock Prices and the effect on the payment at maturity if (i) a Trigger Event occurs or (ii) if a Trigger Event does not occur.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically called, the actual cash amount that you will receive at maturity will depend upon the Final Stock Price of the applicable Reference Stock, and whether its closing price is below the Trigger Price on any trading day during the Monitoring Period.  If the notes are automatically called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable interest payment.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment at Maturity (Excluding Interest Payments)
		(i) if the closing market price of the applicable Reference Stock does not fall below the Trigger Price on any day during the Monitoring Period	(ii) if the closing market price of the applicable Reference Stock falls below the Trigger Price on any day during the Monitoring Period
$150.00	150.00%	$1,000.00	$1,000.00
$125.00	125.00%	$1,000.00	$1,000.00
$110.00	110.00%	$1,000.00	$1,000.00
$100.00	100.00%	$1,000.00	$1,000.00
$90.00	90.00%	$1,000.00	$900.00
$80.00	80.00%	$1,000.00	$800.00
$75.00	75.00%	$1,000.00	$750.00
$70.00	70.00%	$1,000.00	$700.00
$65.00	65.00%	N/A	$650.00
$50.00	50.00%	N/A	$500.00
$25.00	25.00%	N/A	$250.00
$0.00	0.00%	N/A	$0.00

U.S. Federal Tax Information

The following table sets forth the amount of stated interest on the notes and the portion that will be treated as an interest payment and as payment for the Put Option for U.S. federal income tax purposes.

Autocallable RevEx Number	Reference Stock Issuer	Interest Rate per Annum	Treated as an Interest Payment	Treated as Payment for the Put Option
0166	SPDR® S&P® Oil & Gas Exploration & Production ETF	11.40%	1.13%	10.27%
0167	VanEck VectorsTM Gold Miners ETF	12.60%	1.13%	11.47%
0168	iShares® Nasdaq Biotechnology ETF	8.10%	1.13%	6.97%
0170	iShares® Silver Trust	6.60%	1.13%	5.47%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated October 1, 2015 under “Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Recently finalized Treasury regulations provide that withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes issued before January 1, 2017.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page. This commission will include a selling concession paid by BMOCM or one of its affiliates to certain dealers of up to 1.60% of the principal amount in connection with the distribution of the notes.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document. Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the applicable Reference Stock or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and the selling concessions paid in connection with this offering.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of each of the notes that is set forth on the cover page of this pricing supplement equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of each of the notes on the Pricing Date was determined based on market conditions on the Pricing Date.

The Reference Stocks

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the applicable Reference Stock Issuer and the applicable Reference Stock Issuer will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the applicable Reference Stock or any securities included in the applicable Underlying Index. Neither we nor any of our affiliates participates in the preparation of the publicly available documents described below. Neither we nor any of our affiliates has made any due diligence inquiry with respect to the applicable Reference Stock in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below and that would affect the trading price of the shares of the applicable Reference Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the applicable Reference Stock could affect the price of the shares of the applicable Reference Stock during the Monitoring Period and on the Valuation Date, and therefore could affect the payments on the notes.

The selection of the applicable Reference Stock is not a recommendation to buy or sell the shares of the applicable Reference Stock. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the applicable Reference Stock. Information provided to or filed with the SEC under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 relating to the applicable Reference Stock may be obtained through the SEC’s website at http://www.sec.gov.

SPDR® S&P® Oil & Gas Exploration & Production ETF

In this section, Reference Stock Issuer refers to the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “XOP”), Reference Stock refers to the shares of the XOP, and Underlying Index refers to the S&P® Oil & Gas Exploration & Production Select Industry® Index.

The Reference Stock is an investment portfolio maintained and managed by SSFM. The Reference Stock trades on the NYSE Arca under the ticker symbol “XOP.” The inception date of the Reference Stock is June 19, 2006. Prior to January 8, 2007, the Reference Stock was known as the SPDR® Oil & Gas Exploration & Production ETF.

Information provided to or filed with the SEC by the SPDR® Series Trust (“SPDR”) under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC’s website at http://www.sec.gov. Additional information about SSFM and the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The Reference Stock seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index represents the oil and gas exploration and production sub-industry portion of the S&P Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The Reference Stock is composed of companies that are in the oil and gas sector exploration and production.

The Reference Stock utilizes a “replication” investment approach in attempting to track the performance of the Underlying Index. The Reference Stock typically invests in substantially all of the securities which comprise the Underlying Index in approximately the same proportions as the Underlying Index. Reference Stock will normally invest at least 80% of its total assets in common stocks that comprise the Underlying Index.

The information above was compiled from the SPDR® website. We have not independently investigated the accuracy of that information.  Information contained in the SPDR® website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index: S&P® Oil & Gas Exploration & Production Select Industry® Index

We have derived all information contained in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P.

The Underlying Index is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the Underlying Index is a constituent company within the oil and gas exploration and production sub-industry portion of the S&P TMI.

To be eligible for inclusion in the Underlying Index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry.  The GICS was developed to establish a global standard for categorizing companies into sectors and industries.  In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

•	float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

•	float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the Underlying Index. The total number of companies in the Underlying Index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Underlying Index as of each rebalancing effective date.

Eligibility factors include:

•
Market Capitalization:  Float-adjusted market capitalization should be at least US$400 million for inclusion in the Underlying Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the Underlying Index at each rebalancing.

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Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the Underlying Index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the Underlying Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the Underlying Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the Underlying Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

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Takeover Restrictions:  At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the Underlying Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the Underlying Index.

•
Turnover:  S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Underlying Index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the Underlying Index will not be deleted unless ongoing conditions warrant a change in the composition of the Underlying Index.

Historical Information of the SPDR® S&P® Oil & Gas Exploration & Production ETF

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through the Pricing Date.

		High (in $)	Low (in $)
2008	First Quarter	55.79	45.14
	Second Quarter	71.38	54.47
	Third Quarter	71.06	42.70
	Fourth Quarter	43.38	23.01

2009	First Quarter	33.47	23.41
	Second Quarter	38.25	27.58
	Third Quarter	39.61	28.51
	Fourth Quarter	43.37	36.91

2010	First Quarter	44.07	39.22
	Second Quarter	45.83	38.57
	Third Quarter	42.85	38.03
	Fourth Quarter	52.71	42.17

2011	First Quarter	64.44	52.75
	Second Quarter	64.97	54.71
	Third Quarter	65.21	42.86
	Fourth Quarter	57.56	39.99

2012	First Quarter	61.34	52.67
	Second Quarter	57.85	45.20
	Third Quarter	59.35	48.73
	Fourth Quarter	57.38	50.69

2013	First Quarter	62.10	55.10
	Second Quarter	62.61	54.71
	Third Quarter	66.47	58.62
	Fourth Quarter	72.74	65.02

2014	First Quarter	71.83	64.04
	Second Quarter	83.45	71.19
	Third Quarter	82.08	68.83
	Fourth Quarter	66.84	42.75

2015	First Quarter	53.94	42.55
	Second Quarter	55.63	46.43
	Third Quarter	45.22	31.71
	Fourth Quarter	40.53	28.64

2016	First Quarter	30.96	23.60
	Second Quarter (through the Pricing Date)	37.50	29.23

The VanEck VectorsTM Gold Miners ETF

In this section, Reference Stock Issuer refers to the VanEck VectorsTM Gold Miners ETF (the “GDX”), Reference Stock refers to the shares of the GDX, and the Underlying Index refers to the NYSE Arca Gold Miners Index.

The Reference Stock is an investment portfolio maintained, managed and advised by Van Eck. The VanEck VectorsTM ETF Trust is a registered open-end investment company that consists of numerous separate investment portfolios, including the Reference Stock.

The Reference Stock is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX.”

The Reference Stock seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index was developed by the NYSE Amex and is calculated, maintained and published by NYSE Arca. The Underlying Index is a modified market capitalization-weighted index comprised of publicly traded companies involved primarily in mining for gold or silver.

The Reference Stock utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Reference Stock will invest in all of the securities which comprise the Underlying Index. The Reference Stock will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

The notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Underlying Index

We have derived all information contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information supplied by NYSE Arca. Such information reflects the policies of, and is subject to change by, NYSE Arca. The Underlying Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the Underlying Index.

The Underlying Index includes common stocks, ADRs and GDRs of selected companies that are involved primarily in mining for gold or silver and that are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors.  Generally, this will include exchanges in most developed markets and major emerging markets, and will include companies that are cross-listed, e.g., both U.S. and Canadian listings. NYSE Arca will use its discretion to avoid exchanges and markets that are considered “frontier” in nature or have major restrictions to foreign ownership. The Underlying Index includes companies that derive at least 50% of their revenues from gold mining and related activities (40% for companies that were included in the Underlying Index prior to September 23, 2013).  Also, the Underlying Index maintains exposure to companies with a significant revenue exposure to silver mining in addition to gold mining, which will not exceed 20% of the Underlying Index weight at each rebalance.

Only companies with market capitalizations greater than $750 million that have an average daily volume of at least 50,000 shares over the past three months and an average daily value traded of at least $1 million over the past three months are eligible for inclusion in the Underlying Index. Starting in December 2013, for companies that were included in the Underlying Index prior to September 23, 2013, the market capitalization requirement at each rebalance became $450 million, the average daily volume requirement will be at least 30,000 shares over the past three months and the average daily value traded requirement will be at least $600,000 over the past three months. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion. The Underlying Index’s benchmark value was 500.00 at the close of trading on December 20, 2002.

Calculation of the Underlying Index. The Underlying Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below.

Index Maintenance.  The Underlying Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. Components will be removed from the Underlying Index during the quarterly review if (1) the market capitalization falls below $450 million, or (2) the traded average daily shares for the previous three months is lower than 30,000 shares and the traded average daily value for the previous three months is less than $600,000.

At the time of the quarterly rebalance, the component security quantities will be modified to conform to the following asset diversification requirements:

(1)	the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

(2)
the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the Underlying Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

(3)
the final aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 45% of the total index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Underlying Index’s diversification rules.

Changes to the index composition and/or the component security weights in the Underlying Index are determined and announced prior to taking effect, which typically occurs after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share quantities of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share quantities used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share quantity of the surviving entity may be adjusted to account for any stock issued in the acquisition.  NYSE Arca may substitute securities or change the number of securities included in the Underlying Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share quantity changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the Underlying Index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

Historical Information of the VanEck VectorsTM Gold Miners ETF

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through the Pricing Date.

		High (in $)	Low (in $)

2008	First Quarter	56.42	46.75
	Second Quarter	51.43	42.53
	Third Quarter	50.84	28.10
	Fourth Quarter	33.77	16.37

2009	First Quarter	38.57	28.20
	Second Quarter	44.55	30.97
	Third Quarter	48.00	35.14
	Fourth Quarter	54.78	41.87

2010	First Quarter	50.17	40.24
	Second Quarter	54.06	46.40
	Third Quarter	56.66	47.09
	Fourth Quarter	63.80	54.28

2011	First Quarter	60.80	53.12
	Second Quarter	63.95	51.78
	Third Quarter	66.63	53.74
	Fourth Quarter	63.30	50.06

2012	First Quarter	57.47	48.75
	Second Quarter	50.37	39.34
	Third Quarter	54.81	40.70
	Fourth Quarter	54.25	44.85

2013	First Quarter	47.09	35.91
	Second Quarter	37.45	22.22
	Third Quarter	30.43	22.90
	Fourth Quarter	26.52	20.39

2014	First Quarter	27.73	21.27
	Second Quarter	26.45	22.04
	Third Quarter	27.43	21.36
	Fourth Quarter	21.94	16.59

2015	First Quarter	22.94	17.67
	Second Quarter	20.82	17.76
	Third Quarter	17.85	13.04
	Fourth Quarter	16.90	13.08

2016	First Quarter	20.86	12.47
	Second Quarter (through the Pricing Date)	27.06	19.53

The iShares® Nasdaq Biotechnology ETF

In this section, Reference Stock Issuer refers to iShares® Nasdaq Biotechnology ETF (the “IBB”), Reference Stock refers to the shares of the IBB, and the Underlying Index refers to the NASDAQ Biotechnology Index®.

This Reference Stock is an investment portfolio maintained and managed by BFA. The Reference Stock trades on the NASDAQ Stock Market® (“NASDAQ”) under the ticker symbol “IBB.”

“iShares®” and BlackRock® are registered trademarks of BlackRock®, Inc. and its affiliates (“BlackRock®”). BlackRock® has licensed certain trademarks and trade names of BlackRock® for our use. The Notes are not sponsored, endorsed, sold, or promoted by BlackRock®, or by any of the iShares® funds. Neither BlackRock® nor the iShares® funds make any representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. Neither BlackRock® nor the iShares® funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the Notes or in connection with our use of information about the iShares® funds.

iShares consists of numerous separate investment portfolios, including the Reference Stock. The Reference Stock seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Reference Stock typically earns income from dividends from securities held by the Reference Stock. These amounts, net of expenses and taxes (if applicable), are passed along to the Reference Stock’s shareholders as “ordinary income.” In addition, the Reference Stock realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the component return of the Reference Stock will be calculated based only on the share price of the Reference Stock, you will not receive any benefit from or be entitled to receive income, dividend, or capital gain distributions from the Reference Stock or any equivalent payments.

The Underlying Index: The NASDAQ Biotechnology Index®

The NASDAQ Biotechnology Index® is calculated, published and disseminated by NASDAQ OMX, and is designed to measure the performance of NASDAQ-listed companies that are classified according to the Industry Classification Benchmark as either biotechnology or pharmaceuticals which also meet other eligibility criteria determined by NASDAQ OMX.  We have derived all information relating to the NASDAQ Biotechnology Index®, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  Such information reflects the policies of and is subject to change by, NASDAQ OMX.  Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. NASDAQ OMX has no obligation to continue to publish, and may discontinue or suspend the publication of the NASDAQ Biotechnology Index® at any time.

The NASDAQ Biotechnology Index® is calculated under a modified capitalization-weighted methodology.  On November 1, 1993, the NASDAQ Biotechnology Index® began with a base of 200.00.  To be eligible for inclusion in the NASDAQ Biotechnology Index®, a security must be listed on The NASDAQ Stock Market. Eligibility for the NASDAQ Biotechnology Index® is limited to specific security types only. The security types eligible for the NASDAQ Biotechnology Index® include common stocks, ordinary shares, American Depositary Receipts, and shares of beneficial interest or limited partnership interests. Securities must meet the following criteria:

•
the security’s U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

•	the issuer of the security must be classified according to the Industry Classification Benchmark as either Biotechnology or Pharmaceuticals;
•	the security may not be issued by an issuer currently in bankruptcy proceedings;
•	the security must have a market capitalization of at least $200 million;
•	the security must have an average daily trading volume of at least 100,000 shares;

•
the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for inclusion in the NASDAQ Biotechnology Index®;

•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and
•
the issuer of the security must have “seasoned” on NASDAQ, the New York Stock Exchange or NYSE MKT (generally, a company is considered to be seasoned if it has been listed on a market for at least three full months, excluding the first month of initial listing).

Annual Evaluation

The securities composing the NASDAQ Biotechnology Index® are evaluated annually in December.  Securities currently within the NASDAQ Biotechnology Index® must continue to meet the above eligibility criteria.  The securities included in the NASDAQ Biotechnology Index® not meeting the maintenance criteria are removed.  Index-eligible securities not currently in the NASDAQ Biotechnology Index® are added. Generally, the list of additions and deletions is publicly announced with a press release in early December. If at any time during the year other than at the review a security in the NASDAQ Biotechnology Index® no longer meets the criteria or is otherwise determined to have become ineligible, the security is removed from the NASDAQ Biotechnology Index® and will not be replaced.

Index Maintenance

In addition to the annual evaluation, the securities in the NASDAQ Biotechnology Index® are monitored by NASDAQ OMX with respect to changes in total shares outstanding arising from corporate events such as stock dividends, stock splits, certain spin-offs and rights issuance, or other corporate actions.  NASDAQ OMX has adopted the following weight adjustment procedures with respect to such changes.  Changes in total shares outstanding arising from stock splits, stock dividends, or spin-offs are generally made to the NASDAQ Biotechnology Index® on the evening prior to the effective date of such corporate action.  If the change in total shares outstanding arising from other corporate actions is greater than or equal to 10%, the change will be made as soon as practicable.  Otherwise, if the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December.  In either case, the index share weights for such securities are adjusted by the same percentage amount by which the total shares outstanding have changed in such securities.

Index Rebalancing

The NASDAQ Biotechnology Index® employs a modified market capitalization weighting methodology.  At each quarter, the NASDAQ Biotechnology Index® is rebalanced such that the maximum weight of any security in the NASDAQ Biotechnology Index® does not exceed 8% and no more than 5 securities are at that cap.  The excess weight of any capped security is distributed proportionally across the remaining securities.  If after redistribution, any of the 5 highest ranked securities are weighted below 8%, these securities are not capped.  Next, any remaining securities in excess of 4% are capped at 4% and the excess weight is redistributed proportionally across the remaining securities.  The process is repeated, if necessary, to derive the final weights.

The modified market capitalization weighting methodology is applied to the capitalization of each security in the NASDAQ Biotechnology Index®, using the last sale price of the security at the close of trading on the last trading day in February, May, August and November and after applying quarterly changes to the total shares outstanding. The index share weights are then calculated by multiplying the weight of the security derived above by the new market value of the NASDAQ Biotechnology Index® and dividing the modified market capitalization for each security in the NASDAQ Biotechnology Index® by its corresponding last sale price. The changes are effective after trading on the third Friday in March, June, September and December.

Historical Information of the iShares® Nasdaq Biotechnology ETF

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through the Pricing Date.

		High (in $)	Low (in $)

2008	First Quarter	83.25	69.80
	Second Quarter	80.89	75.68
	Third Quarter	90.32	77.52
	Fourth Quarter	80.74	60.64

2009	First Quarter	74.49	59.05
	Second Quarter	72.98	63.11
	Third Quarter	83.61	69.30
	Fourth Quarter	82.55	73.31

2010	First Quarter	93.38	81.63
	Second Quarter	92.70	77.52
	Third Quarter	87.02	75.69
	Fourth Quarter	94.72	85.73

2011	First Quarter	100.16	92.67
	Second Quarter	109.50	100.89
	Third Quarter	109.60	84.77
	Fourth Quarter	104.35	89.12

2012	First Quarter	124.09	104.87
	Second Quarter	129.98	117.74
	Third Quarter	144.74	129.47
	Fourth Quarter	147.18	128.41

2013	First Quarter	159.93	141.62
	Second Quarter	186.18	159.48
	Third Quarter	211.33	178.26
	Fourth Quarter	227.24	194.50

2014	First Quarter	273.23	223.82
	Second Quarter	257.03	215.37
	Third Quarter	279.29	243.07
	Fourth Quarter	317.20	255.27

2015	First Quarter	366.52	300.81
	Second Quarter	383.25	333.66
	Third Quarter	398.00	289.48
	Fourth Quarter	343.11	298.76

2016	First Quarter	326.96	244.04
	Second Quarter (through the Pricing Date)	288.34	241.49

The iShares® Silver Trust ETF

iShares consists of numerous separate investment portfolios, including this Reference Stock. The Reference Stock is a grantor trust that issues shares of the trust, called “iShares®”, representing fractional undivided beneficial interest in its net assets. The Reference Stock was formed on April 21, 2006 and sponsored by iShares® Delaware Trust Sponsor LLC, an indirect of BlackRock, Inc. The Bank of New York Mellon, is the trustee and JPMorgan Chase Bank N.A., London branch is the custodian of the iShares® Silver Trust.

The Reference Stock primarily holds silver and from time to time issues one or more blocks of 50,000 shares, or “baskets,” in exchange for deposits of silver and distributes silver in connection with redemptions of baskets. The investment objective of the Reference Stock is for its shares to reflect the price of silver owned by the Reference Stock less the expenses and liabilities of the Reference Stock.  The only ordinary recurring expenses of the Reference Stock is the sponsor’s fee, which is accrued daily and paid monthly in arrears at an annualized rate equal to 0.50% of the adjusted net asset value of the Reference Stock.

On each business day, as soon as practicable after 4:00 p.m. (New York time), SLV’s trustee evaluates the silver held by fund and determines the net asset value of SLV. For purposes of making these calculations, a business day means any day other than a day when NYSE Arca is closed for regular trading.

SLV’s trustee values the silver held by SLV using the price per ounce of silver determined by the CME Group at approximately 12:00p.m., London time, and announced by Thomson Reuters shortly thereafter on each day that the London silver market is open for business (the “LBMA Silver Price”). If there is no announced LBMA Silver Price on a business day, the trustee is authorized to use the most recently announced LBMA Silver Price unless the trustee, in consultation with SLV’s sponsor, determines that such price is inappropriate as a basis for evaluation.

The LBMA Silver Price is the spot price per ounce, in U.S. dollars, of a “London Good Delivery Bar” determined by the CME Group following one or more thirty-second electronic auctions conducted starting at 12:00 p.m. (London time), on each day that the London silver market is open for business, and announced by Thomson Reuters shortly thereafter, all under the auspices of the LBMA.

Information provided to or filed with the SEC by the Reference Stock under the Securities Exchange Act of 1934 can be located at the SEC’s facilities or through the SEC’s website at www.sec.gov by reference to SEC CIK number 1330568. We have not independently verified the accuracy or completeness of the information or reports.

The shares of the Reference Stock trade on the NYSE Arca under the symbol “SLV”.

Historical Information of the iShares® Silver Trust ETF

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through the Pricing Date.

		High (in $)	Low (in $)

2008	First Quarter	20.64	15.04
	Second Quarter	18.17	16.00
	Third Quarter	18.94	10.29
	Fourth Quarter	12.38	8.88

2009	First Quarter	14.34	10.43
	Second Quarter	15.75	11.67
	Third Quarter	17.14	12.50
	Fourth Quarter	18.89	15.82

2010	First Quarter	18.44	14.75
	Second Quarter	19.12	17.08
	Third Quarter	21.40	17.16
	Fourth Quarter	30.18	21.51

2011	First Quarter	36.79	26.23
	Second Quarter	47.23	32.63
	Third Quarter	42.63	28.85
	Fourth Quarter	34.27	26.27

2012	First Quarter	35.83	27.91
	Second Quarter	32.05	25.63
	Third Quarter	33.71	26.06
	Fourth Quarter	33.93	28.94

2013	First Quarter	31.19	27.43
	Second Quarter	27.09	17.89
	Third Quarter	23.59	18.21
	Fourth Quarter	21.88	18.42

2014	First Quarter	21.18	18.45
	Second Quarter	20.25	18.02
	Third Quarter	20.57	16.35
	Fourth Quarter	16.81	14.66

2015	First Quarter	17.61	14.84
	Second Quarter	16.89	15.03
	Third Quarter	14.99	13.56
	Fourth Quarter	15.42	13.06

2016	First Quarter	15.16	13.17
	Second Quarter (through the Pricing Date)	16.98	14.20

Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed and issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 2, 2014, which has been filed as Exhibit 5.1 to Bank of Montreal’s Form 6-K filed with the SEC on July 3, 2014.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the notes, and the notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 2, 2014, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K filed on July 3, 2014.